Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

November 4, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Allison White

Re:	The Mexico Equity and Income Fund, Inc. Preliminary Proxy Statement on Schedule 14A

Dear Ms. White:

On behalf of The Mexico Equity and Income Fund, Inc. (the “Fund”), this letter is in response to the comments received on October 22, 2015 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s preliminary proxy statement on Schedule 14A filed on October 19, 2015, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 (the “1934 Act”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.
Please disclose if the Fund has rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon and indicate any statutory procedure required to be followed by dissenting security holders in order to perfect such rights.

RESPONSE:  The Fund does not have dissenter’s rights of appraisal.

2.	Under Summary of Proposals, please indicate which Director is to be elected under Proposal 1(a) and Proposal 1(b).

RESPONSE:  The Fund has indicated which Director is to be elected under Proposal 1(a) and Proposal 1(b) in the Summary of Proposals.

3.	Under Proposals 1(a) and (b) in the fourth paragraph, please revise the sentence that begins “If elected, Mr. Das and Mr. Abraham will each …” .

RESPONSE: The Fund has updated the following disclosure:

Securities and Exchange Comission
November 4, 2015

If elected, Mr. Das and Mr. Abraham will each serve until the year the Fund’s annual meeting of Stockholders in 2018 or ~~thereafter~~ until each of their respective successors are duly elected and qualified.

4.	Under Proposals 1(a) and (b) – Required Vote, please include the parenthetical after plurality on page 3 under Required Vote for Adoption of Proposals.

RESPONSE:  The Fund has included the parenthetical after plurality on page 3 under Required Vote for Adoption of Proposals.

5.	On page 6 under Directors and Officers please include the name and address of the adviser and the underwriter to the Fund.

RESPONSE:  The Fund has inserted the address of the adviser.  The Fund does not have an underwriter, therefore no information regarding an underwriter is necessary.

6.	In the chart on page 12, please include the three highest-paid officers that have aggregate compensation from the Fund for the most recently completed fiscal year in excess of $60,000.

RESPONSE:  Gerald Hellerman is the only officer of the Fund that receives an aggregate compensation from the Fund in excess of $60,000.  Mr. Hellerman’s information is included in the chart on page 12.

7.
Under Proposal 2, please provide specific reasons why the Board believes that the preferred shares are unnecessary to the Fund’s existence and that it is in the best interests of the Fund and its stockholders to retire them. Please state why a redemption price equal to 98% of net asset value as opposed to 99% of net asset value will benefit stockholders.

RESPONSE:  The Fund has added the following disclosure to Proposal 2:

As of March 22, 2013, the preferred shares were delisted from the NYSE and are currently trading over the counter.  For the following reasons, the Board believes that providing preferred stockholders with a cash redemption would be beneficial to all stockholders and the Fund as a whole: (i) so few preferred shares currently remain outstanding; (ii) the intent of the Board, as disclosed to investors, was for the preferred shares to be a temporary solution to a long-term capital gain issue within the Fund; (iii) the preferred shares now trade on a secondary market with unpredictable and thin volume; and (iv) having a second class of stock increases accounting, administrative and legal fees to the Fund.

As of October 26, 2015, the common stock of the Fund traded at a 14.71% discount to NAV. Although the last trade was recorded in May 2015, the preferred shares trade at a similar discount to NAV. By providing a cash redemption of 98% of NAV, preferred stockholders will receive greater value than they could receive in the secondary market. In addition, the redemption of the preferred shares will involve accounting, administrative and legal fees to the Fund, for which the 2% gap will provide some coverage.  In general, the Board’s intention is to provide preferred stockholders with as much value as possible while minimizing the effect on and cost to stockholders and the Fund as a whole.

Securities and Exchange Comission
November 4, 2015

The Fund has also included the proposed amendment to the Articles Supplementary as an exhibit to the DEF14A filing for stockholder reference.

8.	Under Proposal 2, please state that the preferred shares are currently delisted and are traded over the counter.

RESPONSE:  The Fund has included the following the disclosure:

As of March 22, 2013, the preferred shares were delisted from the NYSE and are currently trading over the counter.

9.	Under Information Concerning the Fund’s Independent Registered Public Accounting Firm, please include the disclosures required in Item 407(d)(3) of Regulation S-K.

RESPONSE:  The Fund has updated the disclosure under Audit Committee Report as follows:

Audit Committee Report.  The Audit Committee has met and held discussions with management of the Fund, the Administrator, and Tait, Weller.  Tait, Weller represented to the Audit Committee that the Fund’s financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management of the Fund, the Administrator and Tait, Weller.  The Audit Committee also discussed with Tait, Weller matters required to be discussed by Statement on Auditing Standards No. 61.

Tait, Weller also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with Tait Weller its independence, in light of the services Tait, Weller is providing.

Based upon the Audit Committee’s discussion with management of the Fund, the Administrator and Tait, Weller and the Audit Committee’s review of the representations of the Administrator and the report of Tait, Weller to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited financial statements in the Fund’s Annual Report for the fiscal year ended July 31, 2015 filed with the SEC.

Securities and Exchange Comission
November 4, 2015

10.
Under Additional Information about the Board of Directors, please state if stockholders can access the Audit Committee and Nominating Committee charters on the Fund’s website.  If the charters are not available on the Fund’s website please include the charters as an appendix to the proxy statement.

RESPONSE:  The Fund has included the following disclosure in regard to the Audit Committee Charter.

The Audit Committee Charter can be found on the Fund’s website at http://www.mxefund.com/corporategovernance.html.

The Nominating Committee currently does not have a charter. The Fund has updated the following disclosure.

Nominating Committee.  The Board has established a Nominating Committee ~~that acts pursuant to a written charter and~~ whose responsibilities are generally to seek and review candidates for consideration as nominees for Directors as is from time to time considered necessary or appropriate.

11.	Under Other Information, please state how stockholders can communicate with Board members.

RESPONSE:  The Fund has added the following disclosure under Other Information:

The Fund’s management does not know of any other business which may come before the Meeting other than the matters set forth in this Proxy Statement, but should any other matter requiring a vote of the Stockholders arise, including any questions as to the adjournment of the Meeting, the proxies will vote thereon according to their discretion.  Stockholders may contact Fund management at The Mexico Equity and Income Fund, Inc. c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, 4th Floor, Milwaukee, Wisconsin 53202.

12.	Under Solicitations of Proxies, please state if the Fund intends to engage a proxy solicitation service and include the disclosure required under Item 4(a)(3) of Schedule 14A.

Securities and Exchange Comission
November 4, 2015

RESPONSE:  The Fund does not intend to engage a proxy solicitation service.  The Fund includes the following language in the proxy statement that it believes is sufficient in regard to proxy solicitation disclosure.

Solicitation of Proxies.  Your vote is being solicited by the Directors of the Fund.  The cost of soliciting these proxies will be borne by the Fund.  The Board has authorized the officers of the Fund to engage a proxy solicitation service, so long as the expense to the Fund is no greater than $20,000, if such officers determine it to be necessary and appropriate to do so.  The Fund will, upon request, bear the reasonable expenses of brokers, banks and their nominees who are holders of record of the Fund’s common stock and preferred stock on the record date, incurred in mailing copies of this Notice of Meeting and Proxy Statement and the enclosed forms of proxy to the beneficial owners of the Fund’s common stock and preferred stock.

The Directors and officers of the Fund may be involved in the solicitation of proxies.  The Fund does not reimburse such persons for the solicitation of proxies.  The Fund intends to pay all costs associated with the solicitation and the Meeting.  The Fund expects that the solicitation will be primarily by mail, but also may include telephone, telecopy, electronic, oral or other means of communication.

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•
should the Commission, the Staff, or any person acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please also be advised that the Fund has filed as of November 4, 2015, a definitive proxy statement for the Fund containing the revisions set forth in this response letter. Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Very truly yours, /s/ Allison H. Janell Allison H. Janell